EXHIBIT 17.1

Kenneth H. Dahlberg

19360 Walden Trail

Wayzata, Minnesota 55391

April 10, 2008

Dale Applequist

James Damian

Michael Johnson

Robert MacDonald

Warren Mack

Ollie Maggard

Sally Smith

Greetings!

As you all remember at the last Board meeting I indicated my desire to retire from the Board. Since then I’ve had a chance to reflect on that desire and I feel even more strongly that now is the time for me to retire. It has been a great run, but I will be 91 in a few weeks and everything has its season. Please accept this retirement from the Board effective April 11, 2008.

I realize my name was added to the slate to be voted on at the annual meeting but since my retirement is effective now, the Board can decide whether and with whom to replace me.

Thank you for the years I was able to serve this great company and thank you for the honor and recognition at the convention in February. It was a splendid retirement party.

Sincerely,

Ken